FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RE. 4-30-02

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

HAM 21

For the month of April, 2002
British Energy PLC
(Exact name of Registrant as specified in its Charter)
3 Redwood Crescent, Peel Park, East Kilbride, G74 5PR, Scotland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...........X................. Form 40-F..........X.................

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes.. No..................X.................

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

P

Ref no:/1-14990/ 03/2002/8

1 of 12

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BRITISH ENERGY PLC

By: K G Lough

Date: 16 May 2002

Name: Keith Lough

Title: Finance Director

Ref no:/1-14990/ 05/2002/1

RNS Number:2686U
British Energy PLC
9 April 2002

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

British Energy

2) Name of director

Dr Robin Jeffrey

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

In respect of Director named in 2 above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

General PEP

7) Number of shares/amount of stock acquired

10.0

8) Percentage of issued class

9) Number of shares/amount of stock disposed

10) Percentage of issued class

11) Class of security

Ordinary

12) Price per share

£1.7780

13) Date of transaction

26.03.02

14) Date company informed

05.04.02

15) Total holding following this notification

16) Total percentage holding of issued class following this notification

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

Robert Armour - PH: 01355 594 020

25) Name and signature of authorised company official responsible for making this notification

Belinda Baker

Date of Notification 09.04.02

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

British Energy

2) Name of director

Mr Michael Kirwan

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

In respect of Director named in 2 above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

General / Single PEP

7) Number of shares/amount of stock acquired

20.0

8) Percentage of issued class

9) Number of shares/amount of stock disposed

10) Percentage of issued class

11) Class of security

Ordinary

12) Price per share

£1.7750

13) Date of transaction

26.03.02

14) Date company informed

05.04.02

15) Total holding following this notification

16) Total percentage holding of issued class following this notification

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

Robert Armour - PH: 01355 594 020

25) Name and signature of authorised company official responsible for making this notification

Belinda Baker

Date of Notification 09.04.02

END

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Tuesday, 9 April 2002 15:50:34
ENDS [nRNSI2686U]

RNS Number:2792V
British Energy PLC
30 April 2002

BRUCE POWER - CAMECO RELEASE Q1 RESULTS

Cameco Corporation of Canada, British Energy's 15% partner in Bruce Power, released results yesterday for the first quarter of 2002, ended 31 March 2002.

In the announcement, Cameco provided operating highlights for Bruce Power (100%), which are as follows:

Highlights	Three Months Ended March 31/02
Output (TWh)	5.0
Capacity Factor (%)	74
C$ million)	
Revenue	199
Operating Costs	195
Profit before interest & taxes	4
Interest	(15)
Profit/ (Loss) before taxes	(11)
Cameco's share of profit/ (loss) before taxes	(2)

Note: Capacity factor for a given period represents the amount of electricity actually produced for sale as a percentage of the amount of electricity the plants are capable of producing for sale.

These figures were prepared under Canadian GAAP and on a calendar year basis and therefore will differ from those to be presented by British Energy.

First Quarter

In the first quarter, major overhaul work was completed during the planned maintenance outage on one of the Bruce B reactors and following the restart of that unit, another one was shutdown for a scheduled refurbishment which is expected to last until July. As a result, Cameco recorded a loss before taxes of C$2m. The first quarter's capacity factor of 74% was consistent with the 2002 operating plan, which is expected to achieve an annual average capacity factor of about 80%.

Work continues on the restart programme for two Bruce A reactors which are scheduled to be online by the summer of 2003, subject to regulatory approval. Approximately C$124m of the total project expenditures of C$340m has been spent to date.

Two Bruce B reactors achieved capacity factors of 99% in 2001 and were the best performing Candus in the world, a result of Bruce Power's commitment to the pursuit of operational excellence.

Business Update - Bruce Power

On 1 May 2002, the electricity market in Ontario is scheduled to be open to competition. Upon market opening, the arrangement through which Bruce Power sells all of its output at a fixed price to Ontario Power Generation will end. At that time, Bruce Power will begin to sell its electricity to the spot market through the new Independent Market Operator and to wholesale electricity customers such as power traders, local distribution companies, new retailers and large industrial power users. Bruce Power has already negotiated a number of wholesale contracts for a substantial part of its expected output.

Outlook

Cameco have reported that they expect the earnings contribution from Bruce Power in calendar 2002 to be similar to that achieved in 2001. Beginning in 2003, Bruce Power is expected to contribute significantly to Cameco's earnings and cash flows.

Regarding their second quarter in 2002, Cameco have reported that they expect the results from Bruce Power to be similar to those of the first quarter as the major refurbishment programme continues. Positive results are projected to begin in their third quarter.

CONTACTS:

David Wallace	Ph: 01355 262574	- Media
Paul Heward	Ph: 01355 262201	- Investor Relations
Ken Cronin	Ph: 01355 262202	- Investor Relations

END

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Tuesday, 30 April 2002 09:47:39
ENDS [nRNSd2792V]

RNS Number:5680V
British Energy PLC
7 May 2002

07 May 2002

With reference to recent press comment, British Energy continues to be in discussions with BNFL on a wide range of issues, including fuel service arrangements, new nuclear build, the possible operation of Magnox plant and transportation.

These discussions are ongoing.

Contact:

David Wallace:	013552 62846	(Media Enquiries)
Paul Heward:	013552 62201	(Investor Relations)
Ken Cronin:	013552 62202	(Investor Relations)

Find this News Release on our web-site: www.british-energy.com

END

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Tuesday, 7 May 2002 15:02:23
ENDS [nRNSG5680V]

RNS Number:1000V
British Energy PLC
25 April 2002

STOCK EXCHANGE ANNOUNCEMENT

1. EGGBOROUGH COAL FIRED POWER STATION

British Energy announces today that it will be taking two out of the four units at Eggborough out of service this summer. One unit is being withdrawn to install flue lining as part of the FGD programme. The second outage is for planned maintenance work.

Terry Brookshaw, British Energy's Director of Power and Energy Trading added " With wholesale power prices at unsustainably low levels this summer, it makes sense to take these units out of service now so they will be ready for operation, when prices are higher".

2. NUCLEAR ENERGY AGREEMENT (NEA) - COURT DECISION

It was announced today that British Energy's appeal against the earlier decision by the Scottish Court of Session regarding the payment of monies due under the NEA has been successfully upheld by the unanimous decision of 3 Scottish Judges.

CONTACTS:

David Wallace	01355 262574	Media Enquiries
Paul Heward	01355 262201	Investor Relations
Ken Cronin	01355 262202	Investor Relations

END

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Thursday, 25 April 2002 15:29:27
ENDS [nRNSY1000V]

RNS Number:5374V
British Energy PLC
7 May 2002

7 May 2002

BRITISH ENERGY plc - OUTPUT STATEMENT

A summary of net output from all of British Energy's power stations in April is given in the table below, together with comparative data for the previous financial year:

	2001/02				2002/03			
	April		Year to Date		April		Year to Date	
	Output (TWh)	Load Factor %	Output (TWh)	Load/ Capacity Factor %	Output (TWh)	Load Factor %	Output (TWh)	Load/ Capacity Factor %
UK Nuclear	5.51	80	5.51	80	5.71	83	5.71	83
UK Other	0.69	49	0.68	49	0.29	21	0.29	21
Bruce Power (82.42% owned)	-	-	-	-	1.7	75	1.7	75
AmerGen (50% owned)	1.7	97	1.7	97	1.1	61	1.1	61

PLANNED OUTAGES

UK Nuclear

* A statutory outage started at Sizewell B.

* A refuelling outage was carried out on one unit at Dungeness B, Hartlepool and Heysham 1.

* Low load refuelling was carried out on both reactors at Heysham 2 and Hunterston B and on one reactor at Torness.

Bruce Power

* Unit 6 was on a planned outage throughout the month

AmerGen

* A planned outage started at Clinton

UNPLANNED OUTAGES

UK Nuclear

* One unit at Dungeness B has completed previously reported repairs to the main boiler feed pump.

NOTES:

* The figures for Bruce Power and AmerGen represent 100% of output

Contact:

David Wallace:	013552 62846	(Media Enquiries)
Paul Heward:	013552 62201	(Investor Relations)
Ken Cronin:	013552 62202	(Investor Relations)

Find this News Release on our web-site: www.british-energy.com

END

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Tuesday, 7 May 2002 08:30:04
ENDS [nRNSG5374V]